FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON MAY 31st, 2022

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Annex I) of the Extraordinary Shareholders Meeting held on May 31st, 2022.

São Paulo, June 8th, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Annex I

Final Voting Statement – Detailed Version

Extraordinary Shareholders’ Meeting (ESM) - 05/31/2022 at 3:00 pm

CPF/CNPJ	Ações	1[1]	2[2]	3[3]
22929	30	APPROVE	APPROVE	APPROVE
32318	308,640	ABSTAIN	ABSTAIN	ABSTAIN
27706	172,670	ABSTAIN	ABSTAIN	ABSTAIN
10475	196,798	ABSTAIN	ABSTAIN	ABSTAIN
37895	428,250	ABSTAIN	ABSTAIN	ABSTAIN
10346	1,430,520	ABSTAIN	ABSTAIN	ABSTAIN
11098	505,840	ABSTAIN	ABSTAIN	ABSTAIN
15154	664,610	ABSTAIN	ABSTAIN	ABSTAIN
37539	246,410	ABSTAIN	ABSTAIN	ABSTAIN
44832	256,400	ABSTAIN	ABSTAIN	ABSTAIN
04745	94,019,178	APPROVE	APPROVE	APPROVE
05710	5,600,050	APPROVE	APPROVE	APPROVE
12972	581,600	APPROVE	APPROVE	APPROVE
18867	980,695	APPROVE	APPROVE	APPROVE
05446	21,500	APPROVE	APPROVE	APPROVE
05479	303,083	APPROVE	APPROVE	APPROVE
05479	409,000	APPROVE	APPROVE	APPROVE
05479	60,186	APPROVE	APPROVE	APPROVE
05838	32,936	APPROVE	APPROVE	APPROVE
05838	684,958	APPROVE	APPROVE	APPROVE
05839	36,900	APPROVE	APPROVE	APPROVE
05839	27,124	APPROVE	APPROVE	APPROVE
05839	191,187	APPROVE	APPROVE	APPROVE
05839	243,116	APPROVE	APPROVE	APPROVE
05839	71,200	APPROVE	APPROVE	APPROVE
05839	111,833	APPROVE	APPROVE	APPROVE
05839	5,000	APPROVE	APPROVE	APPROVE
05839	1,800	APPROVE	APPROVE	APPROVE
05839	4,500	APPROVE	APPROVE	APPROVE
05839	266,000	APPROVE	APPROVE	APPROVE
05840	17,556	APPROVE	APPROVE	APPROVE
05986	770,000	APPROVE	APPROVE	APPROVE

05987	313,900	APPROVE	APPROVE	APPROVE
05987	60,300	APPROVE	APPROVE	APPROVE
05987	26,500	APPROVE	APPROVE	APPROVE
05987	2,600	APPROVE	APPROVE	APPROVE
05987	430,280	APPROVE	APPROVE	APPROVE
05987	506,100	APPROVE	APPROVE	APPROVE
06046	1,308	APPROVE	APPROVE	APPROVE
07140	2,013	APPROVE	APPROVE	APPROVE
07140	31,662	APPROVE	APPROVE	APPROVE
07191	62,500	APPROVE	APPROVE	APPROVE
07208	23,112	APPROVE	APPROVE	APPROVE
07247	41,980	APPROVE	APPROVE	APPROVE
07345	5,200	APPROVE	APPROVE	APPROVE
07418	126,324	APPROVE	APPROVE	APPROVE
07496	923,111	APPROVE	APPROVE	APPROVE
07506	529,517	APPROVE	APPROVE	APPROVE
07510	1,097,508	APPROVE	APPROVE	APPROVE
07516	96,000	APPROVE	APPROVE	APPROVE
07516	19,353	APPROVE	APPROVE	APPROVE
07622	334,582	APPROVE	APPROVE	APPROVE
07846	6,200	APPROVE	APPROVE	APPROVE
08268	1,555	APPROVE	APPROVE	APPROVE
08360	72,036	APPROVE	APPROVE	APPROVE
08601	866,300	APPROVE	APPROVE	APPROVE
08621	38,800	APPROVE	APPROVE	APPROVE
08731	8,517	APPROVE	APPROVE	APPROVE
08731	10,547	APPROVE	APPROVE	APPROVE
08857	375,099	APPROVE	APPROVE	APPROVE
08945	136,354	APPROVE	APPROVE	APPROVE
09022	516,150	APPROVE	APPROVE	APPROVE
09098	1,742,151	APPROVE	APPROVE	APPROVE
09233	60,300	APPROVE	APPROVE	APPROVE
09289	26,664	APPROVE	APPROVE	APPROVE
09299	203,900	APPROVE	APPROVE	APPROVE
09336	8,930	APPROVE	APPROVE	APPROVE
09349	105,784	APPROVE	APPROVE	APPROVE
09349	60,000	APPROVE	APPROVE	APPROVE
09559	63,121	APPROVE	APPROVE	APPROVE
09567	5,300	APPROVE	APPROVE	APPROVE

09620	53,123	APPROVE	APPROVE	APPROVE
09627	3,992	APPROVE	APPROVE	APPROVE
10205	433	APPROVE	APPROVE	APPROVE
10248	199,900	APPROVE	APPROVE	APPROVE
10327	57,500	APPROVE	APPROVE	APPROVE
10916	241,843	APPROVE	APPROVE	APPROVE
11075	4,500	APPROVE	APPROVE	APPROVE
11083	9,252	APPROVE	APPROVE	APPROVE
11100	222,782	APPROVE	APPROVE	APPROVE
11311	156,067	APPROVE	APPROVE	APPROVE
11410	185,300	APPROVE	APPROVE	APPROVE
11729	21,267	APPROVE	APPROVE	APPROVE
11841	250,747	APPROVE	APPROVE	APPROVE
12094	36,998	APPROVE	APPROVE	APPROVE
12378	7,900	APPROVE	APPROVE	APPROVE
13032	30,100	APPROVE	APPROVE	APPROVE
13208	11,372	APPROVE	APPROVE	APPROVE
13362	25,971	APPROVE	APPROVE	APPROVE
13732	54,080	APPROVE	APPROVE	APPROVE
13956	15,000	APPROVE	APPROVE	APPROVE
14258	19,700	APPROVE	APPROVE	APPROVE
14541	90,800	APPROVE	APPROVE	APPROVE
14541	97,601	APPROVE	APPROVE	APPROVE
14988	22,500	APPROVE	APPROVE	APPROVE
15043	46,244	APPROVE	APPROVE	APPROVE
15485	87,600	APPROVE	APPROVE	APPROVE
16816	201,200	APPROVE	APPROVE	APPROVE
16878	70,930	APPROVE	APPROVE	APPROVE
16947	1,597,410	APPROVE	APPROVE	APPROVE
16947	256,989	APPROVE	APPROVE	APPROVE
16990	56,900	APPROVE	APPROVE	APPROVE
17181	5,300	APPROVE	APPROVE	APPROVE
17883	65,500	APPROVE	APPROVE	APPROVE
17911	200	APPROVE	APPROVE	APPROVE
18822	35,700	APPROVE	APPROVE	APPROVE
18830	8,400	APPROVE	APPROVE	APPROVE
19176	292,922	APPROVE	APPROVE	APPROVE
19452	13,900	APPROVE	APPROVE	APPROVE
19874	152,400	APPROVE	APPROVE	APPROVE

19910	4,900	APPROVE	APPROVE	APPROVE
20397	26,452	APPROVE	APPROVE	APPROVE
20622	47,300	APPROVE	APPROVE	APPROVE
20813	225,722	APPROVE	APPROVE	APPROVE
20832	30,500	APPROVE	APPROVE	APPROVE
20849	2,300	APPROVE	APPROVE	APPROVE
21242	64,600	APPROVE	APPROVE	APPROVE
21265	86,100	APPROVE	APPROVE	APPROVE
23020	100,700	APPROVE	APPROVE	APPROVE
23307	27,600	APPROVE	APPROVE	APPROVE
23394	98,500	APPROVE	APPROVE	APPROVE
23572	53,759	APPROVE	APPROVE	APPROVE
23794	55,100	APPROVE	APPROVE	APPROVE
24367	138,100	APPROVE	APPROVE	APPROVE
24569	2,399	APPROVE	APPROVE	APPROVE
24779	55,561	APPROVE	APPROVE	APPROVE
24830	297,500	APPROVE	APPROVE	APPROVE
24917	17,203	APPROVE	APPROVE	APPROVE
24935	38,565	APPROVE	APPROVE	APPROVE
25169	87,700	APPROVE	APPROVE	APPROVE
26066	23,300	APPROVE	APPROVE	APPROVE
26311	2,100	APPROVE	APPROVE	APPROVE
26784	1,800	APPROVE	APPROVE	APPROVE
27866	311,838	APPROVE	APPROVE	APPROVE
27866	529,975	APPROVE	APPROVE	APPROVE
27866	29,617	APPROVE	APPROVE	APPROVE
28360	670	APPROVE	APPROVE	APPROVE
28394	12,000	APPROVE	APPROVE	APPROVE
28919	107	APPROVE	APPROVE	APPROVE
28990	152,000	APPROVE	APPROVE	APPROVE
29264	2,794	APPROVE	APPROVE	APPROVE
29322	1,817,883	APPROVE	APPROVE	APPROVE
29571	27,200	APPROVE	APPROVE	APPROVE
30769	9,336	APPROVE	APPROVE	APPROVE
30918	20,200	APPROVE	APPROVE	APPROVE
31064	5,300	APPROVE	APPROVE	APPROVE
31240	19,800	APPROVE	APPROVE	APPROVE
31477	1,000	APPROVE	APPROVE	APPROVE
31577	1,600	APPROVE	APPROVE	APPROVE

32119	106,200	APPROVE	APPROVE	APPROVE
32329	66,317	APPROVE	APPROVE	APPROVE
33580	16,900	APPROVE	APPROVE	APPROVE
33814	39,868	APPROVE	APPROVE	APPROVE
34601	130,800	APPROVE	APPROVE	APPROVE
35693	859,600	APPROVE	APPROVE	APPROVE
36909	11,700	APPROVE	APPROVE	APPROVE
37113	10,800	APPROVE	APPROVE	APPROVE
38661	2,913,891	APPROVE	APPROVE	APPROVE
38756	26,700	APPROVE	APPROVE	APPROVE
41199	200	APPROVE	APPROVE	APPROVE
41222	20,900	APPROVE	APPROVE	APPROVE
42887	600	APPROVE	APPROVE	APPROVE
42904	11,300	APPROVE	APPROVE	APPROVE
43357	39,800	APPROVE	APPROVE	APPROVE
44127	55,800	APPROVE	APPROVE	APPROVE
44543	142,205	APPROVE	APPROVE	APPROVE
44899	5,841	APPROVE	APPROVE	APPROVE
45695	6,183	APPROVE	APPROVE	APPROVE
97538	8,763	APPROVE	APPROVE	APPROVE
97539	30,608	APPROVE	APPROVE	APPROVE
97539	3,421	APPROVE	APPROVE	APPROVE
97540	2,562,150	APPROVE	APPROVE	APPROVE
97540	1,579,885	APPROVE	APPROVE	APPROVE
21407	188,925	APPROVE	APPROVE	APPROVE
11184	585	APPROVE	APPROVE	APPROVE
12984	5,943	APPROVE	APPROVE	APPROVE
34803	153,200	APPROVE	APPROVE	APPROVE
07096	3,952	APPROVE	APPROVE	APPROVE
07686	1,389	APPROVE	APPROVE	APPROVE
11419	11,541	APPROVE	APPROVE	APPROVE
18138	9,629	APPROVE	APPROVE	APPROVE
10263	39,556	APPROVE	APPROVE	APPROVE
30419	255,061	APPROVE	APPROVE	APPROVE
35492	1,579,489	APPROVE	APPROVE	APPROVE
35492	593,078	APPROVE	APPROVE	APPROVE
02887	210,500	APPROVE	APPROVE	APPROVE
06069	16,861	APPROVE	APPROVE	APPROVE
19388	24,903	APPROVE	APPROVE	APPROVE

03370	74,404	APPROVE	APPROVE	APPROVE
12984	6,292	APPROVE	APPROVE	APPROVE
14416	6,100	APPROVE	APPROVE	APPROVE
42332	1,658	APPROVE	APPROVE	APPROVE
40413	135	APPROVE	APPROVE	APPROVE
12984	215	APPROVE	APPROVE	APPROVE
08703	1,622	APPROVE	APPROVE	APPROVE
04751	10,649	APPROVE	APPROVE	APPROVE
29259	394	APPROVE	APPROVE	APPROVE
35726	5,100	APPROVE	APPROVE	APPROVE
10266	1,400	APPROVE	APPROVE	APPROVE
22292	1,200,000	APPROVE	APPROVE	APPROVE
05501	7,468,344	APPROVE	-	-
05501	22,036	REJECT	-	-
05501	35,201	ABSTAIN	-	-
05501	7,463,521	-	APPROVE	-
05501	23,344	-	REJECT	-
05501	38,716	-	ABSTAIN	-
05501	7,465,504	-	-	APPROVE
05501	19,661	-	-	REJECT
05501	40,416	-	-	ABSTAIN

1Ratify the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/MF under the No. 62.657.242/0001-00, headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for preparing the appraisal report of the net equity of SCB Distribuição e Comércio Varejista de Alimentos Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Rua Manuel da Nóbrega, No. 948, Paraíso District, Postal Code 04001-003, enrolled before the CNPJ/ME under the No. 30.197.161/0001-88 (“SCB”) as of the base date of March 31st, 2022, that shall be merged into the Company (“Merger Appraisal Report”).

2Approve the Merger Appraisal Report.

3Approve the merger into the Company of its subsidiary, SCB, in the terms and conditions described in the “Merger Protocol and Justification of SCB”, executed by the management of the Company and SCB.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 8, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.